Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Koch Icon Investments, LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President and Manager
Schaeffer, Adam	Secretary and Manager
Strickler, Stephanie	Treasurer

Managers and Executive Officers of KED Icon Holdings, LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President and Manager
Schaeffer, Adam	Vice President and Secretary and Manager
Russell, Tim	Treasurer
Glenn, Phil	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer

Managers and Executive Officers of KED GP, LLC

Name	Position
Watson, Brett	President and Manager
Dinkel, Richard K.	Vice President and Manager
Harris, Michael C.	Vice President
Streich, Anthony	Vice President
Hewitt, Matthew	Vice President
Greco, Francis	Vice President
Scribbins, Joseph	Vice President
Schaeffer, Adam	Vice President and Secretary and General Counsel
Russell, Tim	Treasurer
Glen, Phil	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer
Hannan, James B.	Manager

Managers and Executive Officers of Koch Equity Development LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President
Streich, Anthony	Vice President
Hewitt, Matthew	Vice President
Greco, Francis	Vice President
Scribbins, Joseph	Vice President
Schaeffer, Adam	General Counsel and Secretary
Goering, Ross A.	Treasurer
Strickler, Stephanie	Assistant Treasurer
Mille, Carmen	Assistant Treasurer
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Schaeffer, Adam	General Counsel and Secretary
Fitzsimmons, Adam	Assistant Secretary
Orr, Matthew J.	Assistant Treasurer
Strickler, Stephanie	Assistant Treasurer
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Schaeffer, Adam	General Counsel and Secretary
Russel, Timothy	Treasurer
Fitzsimmons, Adam	Assistant Secretary
Orr, Matthew J.	Assistant Treasurer

Strickler, Stephanie	Assistant Treasurer
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Hannan, James B.	President and Chief Operating Officer and Manager
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer
May, David J.	Vice President – Investment Management
Bushman, Randall A.	Vice President – Pension and Investments
Chennault-Reid, Cara	Vice President – Human Resources
Geoffroy, III, Raymond F.	General Counsel and Secretary
Palmer, Kristi	Controller
Goering, Ross A.	Treasurer
Fitzsimmons, Adam	Assistant Secretary
Stiles, Dory	Assistant Treasurer
Hannan, James B.	Manager
Robertson, David L.	Manager

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer and Director
Hannan, James B.	President and Chief Operating Officer and Director
Koch, C. Chase	Executive Vice President – Origination and Partnerships and Director
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director
Luetters, Mark E.	Executive Vice President and Director
Ramsey, Jeffrey P.	Executive Vice President and Director
Geoffroy, III, Raymond F.	Senior Vice President – General Counsel and Secretary
May, David J.	Senior Vice President – Investment Management
Dotson, David C.	Vice President – Engineered Solutions
Corrigan, Sheryl	Vice President – Environmental, Health and Safety
Ellender, Philip G.	Vice President – Government and Public Affairs
Chennault-Reid, Cara	Vice President – Human Resources
Bushman, Randall A.	Vice President – Pension and Investments
Watson, Brett	Vice President – Equity Development
Palmer, Kristi	Controller
Goering, Ross A.	Treasurer

Fitzsimmons, Adam	Assistant Secretary
Cooley, Jenny	Assistant Secretary
Glenn, Philip A.	Assistant Treasurer
Mille, Carmen	Assistant Treasurer
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director
Razook, Bradley J.	Director